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                              January 4, 2022

       Yongxu Liu
       Chief Executive Officer, President, Director, and Chairman
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted December
17, 2021
                                                            CIK No. 0001863218

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 12, 2021 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that your Class A Ordinary Shares may be prohibited to trade on a national exchange
under the Holding Foreign Companies Accountable Act if the
                                                        PCAOB determines that
it cannot inspect or fully investigate your auditors for three consecutive years
beginning in 2021, and that as a result, an exchange may determine to delist your securities.
Please revise your cover page to disclose this information and that, if enacted, the
Accelerating Holding Foreign Companies Accountable Act would decrease the number of
non-inspection years from three years to two, thus reducing the time period
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
           Development Limited
Comapany
January    NameShengfeng Development Limited
        4, 2022
January
Page 2 4, 2022 Page 2
FirstName LastName
         before your securities may be prohibited from trading or delisted. In addition, revise here, and elsewhere when discussing the Holding Foreign Companies Accountable Act or
         Accelerating Holding Foreign Companies Accountable Act, to disclose that all trading of your securities may be prohibited, including "over-the-counter" trading, in such circumstances.
2. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company. Also revise the related disclosure in your Summary section accordingly.
3. We note your response to prior comment 2 and reissue in part. You disclose that if you or
         "our PRC subsidiary is unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares."
         Revise to clarify your references to "your operations" when describing your intentions to distribute earnings or settle amounts owed under the VIE agreements to distinguish between the holding company and the VIE.
Summary of Risk Factors, page 10

4. We note your revised disclosure in response to prior comment 5. Please provide cross-
         references here in this section to more detailed discussions of the regulatory, liquidity and enforcement risks related to your corporate structure and being based in China.
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies, page F-10

5. Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made;
         otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Item 8.A.5 of Form 20-F and Rule 10-
         01(b)(8) of Regulation S-X.
Note 19. Condensed financial information of the parent company, page F-37

6. We note your responses to prior comments 9, 10, and 11. However, we also note that the consolidated VIEs constitute a material part of your consolidated financial statements.
         Therefore, it appears necessary for you to revise your condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. In this regard, the schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and
 Yongxu Liu
Shengfeng Development Limited
January 4, 2022
Page 3
      investment in subsidiary. The schedule should also disaggregate the parent company, the
      VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the
      VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
General

7.    We refer you to our prior comment. Please refrain from using terms such
as    we    or
         our    when describing activities of subsidiaries. In this regard, please revise your
      disclosure throughout the prospectus to refer to the VIE as "the VIE" rather than "our
      VIE."
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameYongxu Liu
                                                           Division of
Corporation Finance
Comapany NameShengfeng Development Limited
                                                           Office of Energy &
Transportation
January 4, 2022 Page 3
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName